Exhibit 99.1

 Allot Communications Announces First Quarter 2016
Financial Results

Hod Hasharon, Israel – May 3, 2016 - Allot Communications Ltd. (NASDAQ, TASE: ALLT), a leading global provider of security and monetization solutions that enable service providers to protect and personalize the digital experience, today announced its first quarter 2016 financial results.

 Q1 2016 – Financial Highlights:

•	GAAP revenues were $22.9, Non-GAAP revenues were $23.0 million, down 22% year over year

•	GAAP gross margin was 69%, Non-GAAP gross margin was 70%

•	GAAP operating margin was negative 18%, Non-GAAP operating margin was negative 8%

•	Book-to-bill was below one

•	The Company recorded negative operating cash flow of $1.4 million

•	Net cash and cash equivalents as of March 31st 2016 totaled $120.7 million

•	During the quarter we repurchased our shares in a total amount of $1.0 million

Q1 2016 Financial results:

On a GAAP basis, total revenues for the first quarter of 2016 were $22.9 million compared to $25.4 million of revenue reported for the fourth quarter of 2015 and $29.5 million of revenue reported for the first quarter of 2015. Net loss for the first quarter of 2016 was $4.3 million, or $0.13 per basic and diluted share. This compares with a net loss of $10.4 million, or $0.31 per basic and diluted share, in the fourth quarter of 2015 and a net loss of $0.03 million, or $0.00 per basic and diluted share, in the first quarter of 2015.

On a non-GAAP basis, total revenues for the first quarter of 2016 were $23.0 million, compared with $25.7 million of revenue reported for the fourth quarter of 2015 and $29.5 million of revenue reported for the first quarter of 2015.  On a non-GAAP basis, net loss for the first quarter of 2016 was $1.8 million, or $0.06 per basic and diluted share. This compares with non-GAAP net income of $0.7 million, or $0.02 per basic and diluted share, in the fourth quarter of 2015 and non-GAAP net income of $2.9 million, or $0.09 per basic and diluted share, in the first quarter of 2015.

Q1 2016 - Key Achievements:

•	During Q1 2016, 11 large orders were received.

•	6 of the large orders came from mobile-service providers.

•	4 of the large orders were from fixed-line service providers

•	1 of the large orders was from cloud service provider.

•	During Q1 2016, Allot received two, over $1 million deals, compared to five in the previous quarter and zero during Q1, 2015.

•	Leading LATAM Operator Safeguards Businesses from Internet Security Threats with Allot Web Safe Business.

•	Launched the Service Gateway 9500, a powerful Intel-based appliance. The product received 6 orders during the first quarter.

•	Allot Smart Data Source was selected by five Tier 1 mobile operators and integrates with Oracle communication analytics to enable operators to monetize network data.

•	Published its 20th Allot Mobile Trends report, together with Kaspersky Lab, revealing that Mobile business users incur the highest malware risk.

2016 Outlook

Based on current backlog and the Company's funnel of opportunities, the Company reiterates 2016 guidance and expects revenues to be in the range of $102-$108 million in 2016, on a non-GAAP basis. Revenues for the second half of 2016 are expected to be higher than in the first half.

"Q1 results came in below our expectations mainly due to slow turning of backlog into revenues. However, we have several significant projects in deployment which we expect to materialize throughout the year. During the quarter, we launched the SG-9500, an Intel-based service gateway and shipped 6 orders. This new offering extends our addressable market by providing a mid-range solution with low cost of ownership, rich functionality and great scalability." Said Andrei Elefant, President & CEO of Allot Communications. "We are also encouraged by the progress made this quarter in the security segment as existing customers are continuously adding licenses and our funnel includes opportunities with new customers. Our strong backlog supports our original revenue guidance and we believe that revenues will grow during 2016, year over year."

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss first quarter 2016 earnings results today at 8:30 AM ET, 3:30 p.m. Israel time. To access the conference call, please dial one of the following numbers: US: +12124440895, UK: +44(0)2034271916, Israel: +97237630147, participant code 9640625.

A replay of the conference call will be available from 12:00 AM ET on May 10 2016 until June 1st 2016. To access the replay, please dial: US: National free number 18669325017, or +13473669565; UK: National free number 08003587735, or +44(0)2034270598, access code: 96406254#. A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast also will be archived on the website following the conference call.

About Allot Communications

Allot Communications (NASDAQ, TASE: ALLT) is a leading provider of security and monetization solutions that enable service providers to protect and personalize the digital experience. Allot’s flexible and highly scalable service delivery framework leverages the intelligence in data networks, enabling service providers to get closer to their customers, safeguard network assets and users, and accelerate time-to-revenue for value-added services. We employ innovative technology, proven know-how and a collaborative approach to provide the right solution for every network environment. Allot solutions are currently deployed at 5 of the top 10 global mobile operators and in thousands of CSP and enterprise networks worldwide. For more information, please visit www.allot.com.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset update and acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise

Investor Relations Contact: Rami Rozen AVP Corporate Development International dialing +972-52-569-4441 rrozen@allot.com	Public Relations Contact: Sigalit Orr Director Corporate Communications International dialing +972-54-268-1500 sorr@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2016	2015
	(Unaudited)

Revenues	$22,938	$29,532
Cost of revenues	7,143	7,769
Gross profit	15,795	21,763

Operating expenses:
Research and development costs, net	6,862	6,809
Sales and marketing	10,271	11,808
General and administrative	2,697	3,250
Total operating expenses	19,830	21,867
Operating loss	(4,035)	(104)
Financial and other income, net	115	205
Profit (Loss) before income tax benefit	(3,920)	101

Tax expenses	370	135
Net loss	(4,290)	(34)

Basic net loss per share	$(0.13)	$(0.00)

Diluted net loss per share	$(0.13)	$(0.00)

Weighted average number of shares
used in computing basic net
earnings per share	33,481,650	33,357,909

Weighted average number of shares
used in computing diluted net
earnings per share	33,481,650	33,357,909

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Three Months Ended
	March 31, 2016		March 31, 2015
	(Unaudited)		(Unaudited)
	$	% of Revenues	$	% of Revenues

GAAP Operating loss	$(4,035)	(18)%	$(104)	0%
Share-based compensation (1)	1,655		1,867
Amortization of intangible assets (2)	386		511
Expenses related to M&A activities (3)	-		577
Fair value adjustment for acquired deferred revenues write down	65		11
Non-GAAP Operating income (loss)	$(1,929)	(8)%	$2,862	10%

GAAP Net loss	$(4,290)	(19)%	$(34)	0%
Share-based compensation (1)	1,655		1,867
Amortization of intangible assets (2)	386		511
Expenses related to M&A activities (3)	-		577
Fair value adjustment for acquired deferred revenues write down	65		11
Finanacial expensees	278		-
Tax benefit (in respect of net deferred tax asset recorded)	62		-
Non-GAAP Net income (loss)	$(1,844)	(8)%	$2,932	10%

GAAP loss per share (diluted)	$(0.13)		$(0.00)
Share-based compensation	0.05		0.05
Amortization of intangible assets	0.01		0.02
Expenses related to M&A activities	-		0.02
Fair value adjustment for acquired deferred revenues write down	0.00		0.00
Finanacial expensees	0.01		-
Tax benefit (in respect of net deferred tax asset recorded)	0.00		-
Non-GAAP Net income (loss) per share (diluted)	$(0.06)		$0.09

(1) Share-based compensation:
Cost of revenues	$69		$82
Research and development costs, net	426		420
Sales and marketing	622		752
General and administrative	538		613
	$1,655		$1,867

(2) Amortization of intangible assets
Cost of revenues	$248		$454
Sales and marketing	138		57
	$386		$511

(3) Expenses related to M&A activities
General and administrative	$-		$351
Research and development costs, net	-		$45
Sales and marketing	-		$181
	$-		$577

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED REVENUES
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2016	2015
	(Unaudited)

GAAP Revenues	$22,938	$29,532

Fair value adjustment for acquired deferred revenues write down	65	11

Non-GAAP Revenues	$23,003	$29,543

TABLE - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	March 31,
	2016	2015
	(Unaudited)	(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$24,818	$21,930
Short term deposits	32,700	46,500
Restricted cash	203
Marketable securities and restricted cash	62,994	55,344
Trade receivables, net	22,934	23,584
Other receivables and prepaid expenses	4,489	6,634
Inventories	9,795	8,321
Total current assets	157,933	162,313

LONG-TERM ASSETS:
Severance pay fund	252	260
Deferred taxes	439	1,620
Other assets	2,738	3,626
Total long-term assets	3,429	5,506

PROPERTY AND EQUIPMENT, NET	4,916	6,011
GOODWILL AND INTANGIBLE ASSETS, NET	37,295	45,903

Total assets	$203,573	$219,733

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$6,164	$5,876
Deferred revenues	13,097	12,340
Other payables and accrued expenses	13,865	15,232
Total current liabilities	33,126	33,448

LONG-TERM LIABILITIES:
Deferred revenues	4,654	4,777
Accrued severance pay	639	292
Other long term liabilities	4,314	3,915
Total long-term liabilities	9,607	8,984

SHAREHOLDERS' EQUITY	160,840	177,301

Total liabilities and shareholders' equity	$203,573	$219,733

TABLE - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2016	2015
	(Unaudited)

Cash flows from operating activities:

Net Loss	$(4,290)	$(34)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	600	762
Stock-based compensation related to options granted to employees	1,665	1,849
Amortization of intangible assets	386	449
Capital loss (gain)	(1)	4
Decrease in accrued severance pay, net	18	12
Increase in other assets	(109)	(178)
Decrease in accrued interest and amortization of premium on marketable securities	338	300
Increase in trade receivables	281	175
Decrease (Increase) in other receivables and prepaid expenses	334	(2,691)
Decrease in inventories	374	1,788
Increase in long-term deferred taxes, net	62	96
Increase (Decrease) in trade payables	155	(424)
Decrease in employees and payroll accruals	(595)	(409)
Increase (Decrease) in deferred revenues	(1,227)	100
Increase in other payables and accrued expenses	600	99

Net cash provided by (used in) operating activities	(1,409)	1,898

Cash flows from investing activities:

Redemption of short-term deposits	-	12,500
Investment in short-term deposit	10,000	-
Purchase of property and equipment	(327)	(666)
Investment in marketable securities	(8,780)	(6,727)
Proceeds from redemption and sale of marketable securities	10,900	5,528
Acquisitions of certain assets and liabilities	-	(9,859)

Net cash provided by investing activities	11,793	776

Cash flows from financing activities:

Exercise of employee stock options	11	76
Purchase of treasury stocks, net	(1,047)	-

Net cash provided by (used in) financing activities	(1,036)	76

Increase in cash and cash equivalents	9,348	2,750
Cash and cash equivalents at the beginning of the period	15,470	19,180

Cash and cash equivalents at the end of the period	$24,818	$21,930